UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission file number: 001-39109

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Fangdd Network Group Ltd.

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Room 4106, Building 12B1
Shenzhen Bay Ecological Technology Park
Nanshan District, Shenzhen, 518063
People’s Republic of China
Phone: +86 755 2699 8968
(Address and Telephone Number of Principal Executive Offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

EXHIBIT INDEX

Exhibit No.	Description
99.1	Fangdd Announces Termination Plan for Its ADR Facility, and the Plan to Hold an Extraordinary General Meeting of Shareholders
99.2	Notice of Extraordinary General Meeting of Shareholders
99.3	Form of Proxy for Extraordinary General Meeting of Shareholders
99.4	Voting Card for ADS Holders

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fangdd Network Group Ltd.
By:	/s/ Xi Zeng
	Name:	Xi Zeng
	Title:	Chief Executive Officer

Date: June 3, 2024

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